B. F. SAUL REAL ESTATE

Investment Trust

7501 WISCONSIN AVENUE, SUITE 1500, BETHESDA, MARYLAND 20814-6522

(301) 986-6000

March 13, 2007

Paul Cline

Senior Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	B. F. Saul Real Estate Investment Trust

File No. 001-07184

Form 10-K for the Fiscal Year Ended September 30, 2006

Dear Mr. Cline:

I am writing in response to your letter dated February 28, 2007, setting forth the additional comment of the staff of the Division of Corporation Finance (the “Staff”) on B.F. Saul Real Estate Investment Trust’s (the “Company” or “we”) Form 10-K for the Fiscal Year Ended September 30, 2006. We have carefully considered the Staff’s additional comment, and our response is set forth below. To facilitate the Staff’s review, we have keyed our response to the Staff’s comment, which we have reproduced in italicized text.

Consolidated Statements of Cash Flows, page 83

1.	Please refer to your response to comment 1 in your letter dated February 9, 2007. You state that proceeds from the sales of loans that were transferred from loans receivable are included in the operating section of your statement of cash flows. This does not appear to be consistent with paragraph 9 of SFAS 102. For the periods presented, please quantify for us the proceeds from the sales of these loans reported in the operating section of the statement of cash flows. If material, please revise your statement of cash flows to present the proceeds from the sales of these loans in the investing section. In your amendment, please disclose the information required by paragraph 26 of SFAS 154, mark the applicable financial statements as restated and provide an explanatory paragraph at the beginning of your filing describing the reason for the amendment. Also consider the need to file an Item 4.02 8-K. If you do not believe the error is material, please provide us your SAB 99 analysis.

Upon further reflection, the Company agrees that proceeds from the sale of loans held for securitization and/or sale, which were transferred from loans receivable, should be presented in the investing rather than operating section of the statements of cash flows. Accordingly, any such activity will be reflected in this manner beginning with our financial statements for the

B. F. SAUL REAL ESTATE

quarter ending March 31, 2007. However, as discussed below, the Company does not believe its failure to do so in prior financial statements is material and therefore does not propose to amend any such prior statements.

The amount of such proceeds, and the impact on reported items in the Statements of Cash Flows, are shown in the table below.

	Year Ended September 30,
	2006	2005	2004
	(in thousands)
Proceeds from sales of loans held for sale that were transferred from loans receivable	$181,995	$405,483	$258,212

Reported amounts
Proceeds from sales of loans held for securitization and/or sale	5,141,038	6,313,045	5,810,798
Net cash provided by operating activities	1,271,157	959,295	(228,183)
Proceeds from sales of loans transferred to loans held for securitization and/or sale	—	—	—
Net cash used in investing activities	(1,180,761)	(1,887,548)	(1,102,528)
Net increase (decrease) in cash and cash equivalents	(97,311)	(35,049)	127,921

Correct amounts
Proceeds from sales of loans held for securitization and/or sale	4,959,043	5,907,562	5,552,586
Net cash provided by operating activities	1,089,162	553,812	(486,395)
Proceeds from sales of loans transferred to loans held for securitization and/or sale	181,995	405,483	258,212
Net cash used in investing activities	(998,766)	(1,482,065)	(844,316)
Net increase (decrease) in cash and cash equivalents	(97,311)	(35,049)	127,921

SEC Staff Accounting Bulletin (SAB) No. 99 provides guidance for the assessment of materiality and references other applicable accounting literature. In determining whether an error is material, an issuer is to consider the following:

•	Is there a substantial likelihood that a reasonable person would consider [the matter] important?

•	Is the magnitude of the item such that it is probable that the judgment of a reasonable person relying upon the [financial statements] would have been changed?

•	Would a reasonable investor have taken the view that the total mix of information had been significantly altered?

B. F. SAUL REAL ESTATE

We also note that the FASB favors an approach that takes into account all the relevant considerations.

In assessing the materiality of the miscategorization, the Company has taken into account several considerations. First, the miscategorization of cash flows from the sales of certain loans held for securitization and/or sale has no impact on any line item in either the Company’s Statements of Financial Condition or its Statements of Operations. Nor is any footnote to the financial statements impacted by the miscategorization. The impact of the miscategorization is only upon the line items in the Statements of Cash Flows as indicated above.

Second, this particular issue can be considered an isolated occurrence. In practice, as we have expanded the characteristics of loans that can be included in our mortgage securitizations, we transfer loans that contain those characteristics to “held for securitization and/or sale” from “loans receivable.” Subsequent to that expansion and transfer, all new loans with similar characteristics are considered “held for securitization and/or sale” at origination, the cash flows for which are categorized in the operating section of the Statements of Cash Flows.

Third, as shown in the table above, the trend in the amounts which would have been reported had the amounts not been miscategorized is not materially different from the trend in amounts that were in fact reported. For example, cash provided by operating activities, both as reported and as adjusted for the miscategorization, was negative in 2004, positive in 2005 and increased further between 2005 and 2006. The trend pattern for cash used by investing activities is also similar between the reported and adjusted amounts.

Fourth, the affected items relate to the origination and sale of loans, an activity which we conduct on a daily basis. The volume of loan sales, as originally reported, represents approximately 45% of the Bank’s average assets for 2004 and 2005 and approximately 33% for 2006. The correction of the miscategorization would reduce each of those percentages by only approximately 2 percentage points.

Finally, we note that the users of our financial statements (primarily rating agencies and analysts) focus primarily on our earnings and credit quality, neither of which is impacted by the miscategorization

Based on these considerations, management believes that the miscategorization is not material to the Company’s financial statements taken as a whole, that the total mix of information is not significantly altered, that the impact of the miscategorization would not have caused a reasonable person to have formed a different opinion about the financial statements or the Company, and that the benefit of any restatement to the users of the financial statements would be negligible. Accordingly, management has concluded that it is not necessary to restate prior financial statements.

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B. F. SAUL REAL ESTATE

Please contact me at (240) 497-7335 if you have any questions or require additional information.

Sincerely,

/s/ Stephen R. Halpin, Jr.
Stephen R. Halpin, Jr.
Vice President and Chief Financial Officer